Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended		For the Fiscal Years Ended
	Sept. 24, 2010		Dec. 25, 2009		Dec. 26, 2008		Dec. 28, 2007		Dec. 29, 2006		Dec. 30, 2005
EARNINGS:
Earnings before Income Taxes	$1,845		$1,746		$2,332		$1,935		$1,841		$1,014
Interest Expense	408		558		519		417		392		423
Amortization of debt discount	—		—		—		—		4		5
Interest Portion of Fixed Rent	16		26		32		38		47		56
Undistributed Earnings of Unconsolidated Subsidiaries	(28)		(42)		(75)		(61)		(48)		(56)

Earnings, as Adjusted	$2,241		$2,288		$2,808		$2,329		$2,236		$1,442

FIXED CHARGES:
Interest Expense	$408		$558		$519		$417		$392		$423
Capitalized Interest	5		7		7		5		3		3
Amortization of debt discount	—		—		—		—		4		5
Interest Portion of Fixed Rent	16		26		32		38		47		56

Fixed Charges	$429		$591		$558		$460		$446		$487

Ratio of Earnings to Fixed Charges	5.2	x	3.9	x	5.0	x	5.1	x	5.0	x	3.0	x